

September 17, 2013

Via E-mail
William Tsu-Cheng Yu
Prime Acquisition Corp.
No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011

Re: **Prime Acquisition Corp.**
        Amendment No. 1 to Schedule TO
        Filed September 6, 2013
        File No. 005-86162

Dear Mr. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A)

General

1.   We note your response to comment 1 from our letter dated August 30, 2013. We also note your revised disclosure, which states that "certain current 5% shareholders will cease to hold 5% of [y]our shares and therefore their shares will count towards (and exceed) the 500,000 public share requirement." Please identify the shareholders that fall into this category. Also, in your beneficial ownership table on page 125, we note footnote (5) next to the 535,000 shares owned by AQR. Please revise to clarify that AQR will not become an insider post-Acquisition.

2.   In connection with the preceding comment, please explain Prime's active marketing of the acquisition to increase its shareholder base.

3.   Please revise the second paragraph on page ii to also reflect the issuance of shares pursuant to the management agreement.

Risk Factors, page 20

4.   We note your response to comment 9. Please add risk factor disclosure regarding the fact that the combined company's management team will have had no direct experience in operating real estate assets or photovoltaic plants from which the green certificates rights are generated. Also, in your revised disclosure, you state that Consorzio San Marco Innovazione is responsible for the management and/or supervision of plants capable of producing approximately 140 megawatts of energy. Please revise to clarify the relevance of this statement, including your relationship with Consorzio San Marco Innovazione.

Private Placement, page 14

5.   Please disclose how the $9.10 per share price was determined.

Post-Acquisition Business, page 51

6.   We note your response to comment 15, as well as your related revised disclosure. You state that Management expects Green Certificate rights to generate double digit yields. Please provide support for this statement or, alternatively, remove this disclosure. Similarly, in response to comment 16, you state definitively that the Green Certificates "will generate a significant return." Please revise to provide support for this statement or qualify it as a belief. Here or in the appropriate section, please discuss the current market trends related to the sale of green certificates. Discuss the trend in trading prices and volume over a period of time that would illustrate to investors the liquid nature of this potential asset.

7.   We note your revised disclosure in response to comment 26. We also note from your disclosure on page 125 that Radiomarelli and Futurum Energy will collectively own over 89% of your company and both are in the green certificate business. Here or elsewhere where appropriate, please discuss any potential conflicts of interest this may present in deciding the future focus of the business.

Current occupancy rates…, page 62

8.   We note your response to comment 29. To the extent appropriate, please explain by footnote or otherwise why the current occupancy rate for Via Emilia is significantly lower than the other properties.

The Acquisition, page 63

9.   We note your response to comment 15. Please tell us if the second assumption regarding assets under management is solely based on your current trading price. Also, please clarify if the value of the green certificate rights, for the purpose of determining the management fee, will be impacted by the pace that certificates are actually granted.

Acquisition Covenants, page 66

10.   We note your response to comment 30, as well as your revised disclosure on page 68. Please revise the Risk Factors section to discuss this risk of litigation.

Transaction Value Agreement, page 69

11.   We note your response to comment 31. Please revise to disclose the time period associated with determining the average price and the duration of this agreement.

Private Placement Transaction Conditions to Closing, page 71

12.   Refer to part (b) of the first paragraph. Please briefly describe the covenants and obligations or provide a cross-reference to such discussion. Also, we note your reference in part (c) to the delivery of legal opinions from counsel to Prime. Please describe the nature of these legal opinions. Lastly, please explain to us how part (h) will be satisfied.

Green Certificate Transactions, page 72

13.   We note that the right to the proceeds from the sale of green certificates issued to both companies are subject to adjustments depending on the actual number of certificates issued. Please revise to discuss these adjustments.

14.   Please clarify why the escrow release percentages in the third paragraph on page 73 appear to total 120%.

15.   Please revise to provide additional details regarding the possible call option exercisable by Prime.

Voting Agreement, page 77

16.   Please describe the voting agreement in greater detail.

Recommendations of Prime's Board of Directors, page 77

17.   We note the revised disclosure on page 80 and that the book value per share for the green certificate rights of $10/share is based on the exchange ratio for such rights. Please revise

the appropriate section to discuss the determination of the total consideration for the green certificate rights. If the value was determined based on an assumed number of green certificates being granted at an assumed rate, please discuss the basis for such assumptions. Discuss assumptions, if any, based on the margin of selling green certificates.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Prime, page 85

18.   We note your response to comment 37 from our letter dated August 30, 2013, as well as your revised disclosure on page 96. Please provide similar information (key variables, financial measures, etc.) for the Green Certificates segment of your business.

Certain Relationships and Related Transactions, page 127

19.   We note your response to our prior comment 20 and your revisions to your filing. On page 129, you continue to include disclosure that all ongoing transactions between related parties will be on terms believed by the Company to be no less favorable than are available from unaffiliated third parties. Please revise to remove this disclosure or tell us how you can substantiate your determination.

Unaudited Pro Forma Condensed Combined Financial Information, page F-30

Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 2012, page F-37

20.   We note your revision to your filing for adjustment (11) on the Unaudited Pro Forma Combined Balance Sheet. Please tell us how you determined it was not necessary to record a related adjustment on the Pro Forma Condensed Statement of Operations.

Financial Statements for Bell Group for the year ended December 31, 2012, page F-41

Notes to the Financial Statements for Bell Group, page F-52

1 Accounting policies, page F-53

Basis of consolidation, page F-66

21.   We note your response to our prior comment 63 and your revisions to your filing. Please tell us the family relationship of the Lanati family members that directly own interests in the entities in your organizational chart on page F-68. Your response should include an organization chart and a description of the relationship between family members. Please tell us the authoritative accounting literature management relied upon to conclude the nature of these family relations result in common control.

<u>Financial assets, page F-69</u>

<u>Loans and receivables, page F-69</u>

22.   We note your response to our prior comment 65 and that you perform an analysis of individual receivables for a significant part of your receivable portfolio. Please tell us how you complied with paragraph 64 of IAS 39, or tell us how you determined it was not necessary to perform an analysis of assets with similar credit risk characteristics and collectively assess them for impairment for individually assessed receivables for which no objective evidence of impairment exists.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance, you may contact me at (202) 551-3386 or Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444.

                                                Sincerely,

                                                /s/ Duc Dang

                                                Duc Dang
                                                Special Counsel

cc: Giovanni Caruso
        Loeb & Loeb